Daniel D. Conroy

Associate

+1.215.963.4602

daniel.conroy@morganlewis.com

December 9, 2024

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 033-192858 and 811-22920)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 363, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 367, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the GQG Partners International Quality Dividend Income Fund, GQG Partners US Quality Dividend Income Fund and GQG Partners Global Quality Dividend Income Fund (each, a “Fund” and together, the “Funds”), each a series of the Trust. Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by GQG Partners LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. The Staff notes that the Funds have made significant changes to their principal investment strategies. In connection therewith:

(i)       Please supplementally inform the Staff why the Board of Trustees of the Trust (the “Board”) believes that these changes are consistent with its fiduciary duties and are in the best interests of the Funds’ shareholders, who did not vote for these changes. In your response, please:

(a)       Explain in detail what information the Board considered, and how it weighed the information in arriving at its decision.

(b)       Explain why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Funds or starting new Fund(s).

Raymond Be, Esq.

December 9, 2024

(c)       Support your explanation of the Board’s deliberation with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes as compared with starting new Fund(s).

Response. At the March 27, 2024 meeting of the Board (the “March 2024 Meeting”), the Adviser presented to the Board on its intention to propose certain changes to the Funds’ names, principal investment strategies and benchmark indices (the “Proposal”) at a later date, and responded to questions from the Board, including from the trustees who are not “interested persons” of the Trust (“Independent Trustees”), as that term is defined in the 1940 Act. The Adviser provided the Board with a memorandum in advance of the March 2024 Meeting which described, among other things: (i) the specific changes proposed for the Funds’ names, investment strategies and benchmarks; and (ii) the rationale underlying the Proposal.

The Board later considered and approved the Proposal and the filing of the Amendment at the September 12, 2024 meeting of the Board. In making its approval, the Board considered the Adviser’s presentation at the March 2024 Meeting and a supplemental memorandum from the Adviser which further discussed the proposed changes as reflected in the Amendment and furnished other information reasonably necessary for the Board to consider the Proposal.

In making its approval, the Board understood that the Amendment filing would provide the Staff the opportunity to review and comment on the changes prior to the effective date of the Amendment on December 9, 2024. The Board understood further that a prospectus supplement explaining the changes would be filed with the SEC and mailed to shareholders to provide them with advance notice of the changes that the Board would be approving. As indicated below, on October 10, 2024, a supplement was filed by the Trust via EDGAR and mailed to the shareholders of the Funds informing them of the changes and noting the anticipated effectiveness date of the changes as on or around December 9, 2024.

In addition, the Board considered that the Funds’ investment strategies are not fundamental policies and may be changed by the Board without shareholder approval. The Trust respectfully submits that a change of this nature is consistent with actions taken by investment company boards in the ordinary course without shareholder action.

The Board also considered that the proposed changes will not result in any changes to the Adviser’s overall investment philosophy or security selection process with respect to the Funds, but rather are intended to redesignate the Funds as “quality value” funds, which the Adviser believes is consistent with the Funds’ current investment approach. The Board also considered that the proposed changes are intended to provide greater clarity to investors regarding the Funds’ investment strategies and better distinguish them from three growth-focused mutual funds managed by the Adviser that were not covered by the Proposal. Although the Board did not consider any specific data in approving the Proposal, the Board considered that, in the Adviser’s view, the proposed changes have the potential to increase Fund assets because rebranding the Funds under the “quality value” label could better position the Funds against the appropriate competitive universe, which could lead to further improvements in the Funds’ economies of scale.

Raymond Be, Esq.

December 9, 2024

The Board also considered the experience of the Adviser and the portfolio management team, including with respect to the team’s experience in managing the investments contemplated under the Proposal, and gave deference to the insights of the Funds’ portfolio managers regarding the benefits of the revised investment strategies.

In approving the proposal, the Board, including the Independent Trustees, gave attention to all of the information that was furnished, and each Trustee placed varying degrees of importance on the various pieces of information that were provided to them. The Independent Trustees were also advised by independent legal counsel.

The Board believes that it has acted in a manner consistent with its fiduciary duties in making its determinations and that approval of the Proposal was in the best interests of Fund shareholders.

(ii)       Please also explain why the Adviser believes that these changes are consistent with its fiduciary duty to the Funds.

Response. The Adviser believes that the changes are consistent with its fiduciary duty to the Funds because it believes the changes are in the shareholders’ best interests. In particular, the changes are consistent with each Fund’s investment objective and align with the Adviser’s determinations that such changes (i) will provide greater clarity to both new and existing shareholders regarding the Funds’ current value-oriented investment approach; (ii) have the potential to increase Fund assets as a result of improved positioning of the Fund relative to competitors by virtue of the increasingly recognizable concept of “quality value” in the marketplace, which could result in improved economies of scale; and (iii) will not result in any material changes to the Adviser’s overall investment philosophy or security selection process with respect to the Funds.

(iii)       Have the Trust and Funds notified their shareholders of the planned changes? If so, please supplementally provide the Staff with a copy of the notice and when and how it was sent. If not, when will the Trust and Funds distribute such a notice and how?

Response. The Funds filed a supplement to their respective summary prospectuses and statutory prospectus notifying shareholders of the proposed changes to the Funds’ names, investment strategies and benchmark indices on October 10, 2024. The supplement was mailed to shareholders and posted on the Funds’ website. A copy of the supplement was filed on EDGAR and is available at www.sec.gov.

(iv)       What is the composition of each Fund’s shareholder base (e.g., affiliated vs. unaffiliated, retail vs. institutional, domestic vs. foreign)?

Response. To the best of the Adviser’s knowledge, each Fund’s shareholder base can be broken down as set forth in the table below as of December 2, 2024. Institutional ownership shown below includes omnibus accounts, and the Adviser does not have transparency into those accounts to determine the composition of the beneficial shareholder base.

Raymond Be, Esq.

December 9, 2024

Fund	Institutional	Retail	Foreign	Affiliated	Unaffiliated
GQG Partners International Quality Dividend Income Fund	97%	3%	0%	0%	100%
GQG Partners US Quality Dividend Income Fund	95%	5%	0%	7.5%	92.5%
GQG Partners Global Quality Dividend Income Fund	89%	11%	0%	10.3%	89.7%

(v)       Please explain in your response why making these changes in a post-effective amendment to the registration statement of existing funds as opposed to an amendment adding new fund(s) is consistent with the text and policy of Rule 485(a). Explain why you believe this does not provide an unfair competitive advantage over other registrants, which add new series under Rule 485(a) that go effective within 75 days as opposed to 60 days.

Response. The changes are being made in a post-effective amendment to the registration statement of existing funds because the post-effective amendment was filed for the purpose of making material changes to existing series in accordance with Rule 485(a)(1), rather than adding new series, in accordance with Rule 485(a)(2) under the 1933 Act. It would not be appropriate for an existing series to file under Rule 485(b)(2). A filing pursuant to Rule 485(a)(1) under these circumstances is wholly appropriate and consistent with text and policy of the rule and industry practice. The Trust does not believe that filing under Rule 485(a)(1) provides an unfair competitive advantage over other registrants because the Trust is adhering to the rules promulgated under the 1933 Act and the Staff’s pronouncements thereon. The Trust notes that the changes to the registration statement are publicly available for the 60 days prior to the effectiveness of the registration statement and that such changes are subject to review by the Staff.

(vi)       Please supplementally inform the Staff of what percentage of each Fund’s current portfolio needs to be repositioned as a result of these changes.

Response. The Adviser confirms that it does not anticipate any portfolio repositioning for the Funds as a result of these changes.

(vii)       Have any shareholders contacted the Trust or Funds about the planned changes? If so, describe the nature of such communications including whether anyone has expressed displeasure or disagreement with the planned changes or threatened legal action.

Response. The Trust and the Adviser are unaware of any shareholder expressing any displeasure or disagreement regarding the proposed changes or threatening legal action.

2.	Comment. In light of the upcoming compliance deadline of amended Rule 35d-1 under the 1940 Act, please consider including an 80% investment policy for each Fund to cover the term “value.”

Response. The Funds respectfully decline to adopt an 80% policy incorporating the concept of “value” at this time. The Funds note that the compliance deadline for the recent amendments to Rule 35d-1 has not yet occurred, and the Funds intend to make any necessary changes to comply with amended Rule 35d-1 closer to the compliance deadline.

Raymond Be, Esq.

December 9, 2024

3.	Comment. With reference to the following sentence in each Fund’s Principal Investment Strategies section, please explain the types of data and analyses the Adviser considers in determining whether securities appear to be undervalued:

“The Adviser focuses on equity securities that appear to be undervalued by various measures, but which the Adviser believes have good prospects for future earnings growth and capital appreciation.”

Response. Each Fund has made the requested revisions.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4602.

Very truly yours,

/s/ Daniel D. Conroy

Daniel D. Conroy